[COMPANY LETTERHEAD]

         VIMPELCOM'S BOARD FAILS TO APPROVE ACQUISITION IN PRINCIPLE OF
                      MINORITY STAKE IN UKRAINIAN COMPANY

Moscow and New York (June 14, 2005) -- Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP), announced that at a meeting of its board of directors held today, its board considered a decision as to whether the Company would continue to negotiate with private equity investors and CJSC "Ukrainian Radiosystems", a wireless telecommunications operator in Ukraine that operates under the Wellcom brand name, with the understanding that any transaction would remain subject to final board approval. The board failed to approve the acquisition, in principle, of a minority stake in CJSC "Ukrainian Radiosystems". While six out of nine members of the Company's board voted to approve the acquisition in principle, an affirmative vote of eight out of nine board members is required by VimpelCom's charter to approve the acquisition.

VimpelCom is a leading international provider of telecommunications services, operating under the "Beeline" brand in Russia and Kazakhstan. In addition, VimpelCom is continuing to use "K-mobile" and "EXCESS" brands in Kazakhstan. The VimpelCom Group's license portfolio covers approximately 94% of Russia's population (136 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg, as well as the entire territory of Kazakhstan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's shares are listed on the NYSE under the symbol "VIP".

For more information, please contact:

Valery Goldin                                       Ian Bailey/Michael Polyviou
VimpelCom (Moscow)                                  Financial Dynamics
Tel: 7(095) 974-5888                                Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com                    mpolyviou@fd-us.com